November 2, 2021
VIA EDGAR
Ms. Maryse Mills-Apenteng
Ms. Pam Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: D.R. Horton, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2020
Filed November 20, 2020
Response dated September 29, 2021
File No. 001-14122

Dear Ms. Mills-Apenteng and Ms. Long:

On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter dated October 26, 2021, setting forth comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing and the Company’s response letter dated September 29, 2021. As our counsel discussed with Ms. Mills-Apenteng, the Company intends to respond to your October 26, 2021 letter on or before November 23, 2021.

If you have any questions or comments regarding this correspondence, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by email at bwheat@drhorton.com or Thomas B. Montaño, Corporate and Securities Counsel of the Company, by telephone at (817) 390-8200 or by email at tbmontano@drhorton.com.

Thank you for your attention.

Sincerely,
/s/ BILL W. WHEAT
Bill W. Wheat

cc:	Thomas B. Montaño, Esq., D.R. Horton, Inc.
Robyn Zolman, Esq., Gibson, Dunn & Crutcher LLP